April 11, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Margaret Schwartz

Re:	Edible Garden AG Incorporated
Amendment No. 4 to Registration Statement on Form S-1 Filed April 6, 2022 File No. 333-260655

Dear Ms. Schwartz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated April 7, 2022, providing the Staff’s comment with respect to the Company’s Amendment No. 4 to its Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing via the EDGAR system an amendment to the Registration Statement (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Amendment No. 4 to Registration Statement on Form S-1, Filed April 6, 2022

Exhibits

1.

We note the qualifications in opinions 1-6 of the legality opinion filed as Exhibit 5.1, specifically, that the Board will approve the issuance and sale of the securities. Because it is not appropriate for counsel to assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities, please have counsel remove the relevant assumptions from its legal opinion. For guidance, refer to Section II.B.3.a. of Staff Legal Bulletin No. 19.

Response: The Company respectfully acknowledges the Staff’s comment and its counsel has revised the legal opinion. A new legal opinion is filed with this Amendment as Exhibit 5.1.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean
Alexander R. McClean DIRECT DIAL: 585.231.1248 EMAIL: AMCCLEAN@HSELAW.COM